Exhibit 99.1

SolarBank Corporation Announces up to US$19 Million Equity Financing

TORONTO, March 21, 2025 /PRNewswire/ - SolarBank Corporation (NASDAQ: SUUN) (Cboe CA: SUNN) (FSE: GY2) (“SolarBank” or the “Company”), today announced it has entered into a definitive agreement with a single institutional investor for the purchase and sale of 2,394,367 common shares and warrants to purchase up to 2,394,367 common shares at a combined purchase price of US$3.55 per common share and accompanying warrant, pursuant to a registered direct offering for aggregate gross proceeds of approximately US$8.5 million before deducting fees and other estimated offering expenses (the “Offering”). The warrants will be exercisable immediately at an exercise price of US$4.45 per share and will expire five years from the date of issuance. Approximately $8.5 million will be funded in full upon the closing of the Offering, and up to an additional $10.65 million may be funded upon full cash exercise of the warrants. No assurance can be given that any of the warrants will be exercised.

The Company expects to use the net proceeds from the Offering to advance its independent power producer assets including battery energy storage system (BESS) projects and a community solar project in New York, along with for working capital and other general corporate purposes. The Offering is expected to close on or about March 24, 2025, subject to the satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as sole placement agent for the Offering.

The Offering is being made in the United States only under the Company’s short form base shelf prospectus dated May 2, 2023 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in each of the provinces and territories of Canada , and the corresponding registration statement on Form F-10 (the ”Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Company will file a prospectus supplement (the “Supplement”) to the Base Shelf Prospectus on a non-offering basis with applicable securities regulatory authorities in Canada. The Supplement will also be filed with the SEC as part of the Company’s Registration Statement under the MJDS. Copies of the Supplement and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com and copies of the Supplement and the Registration Statement will be available on EDGAR at www.sec.gov.

Copies of the Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022 or via telephone at 212-624-2060 or email: prospectus@allianceg.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of SolarBank to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes”, “belief”, “expects”, “intends”, “projects”, “anticipates”, “will”, “should” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in SolarBank’s latest Annual Information Form (the “AIF”), which also forms part of SolarBank’s latest annual report on Form 40-F, and which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of SolarBank’s website at www.SolarBankcorp.com. All forward-looking statements in this press release are made as of the date of this press release. SolarBank does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the expected closing of the Offering; anticipated use of proceeds of the Offering; the exercise of the warrants prior to their expiration; the total number of securities to be issued in the offering and other risks and uncertainties that are described from time to time in SolarBank’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

SolarBank undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.